May 5, 2005
via facsimile and U.S. mail

Mr. John A. Crichton
President and Chief Executive Officer
Arabian American Development Company
10830 N. Central Expressway, Suite 175
Dallas, Texas	75231

	Re:	Arabian American Development Company
		Form 10-K, filed April 11, 2005
		File No 000-06247

Dear Mr. Crichton:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. For all properties, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* The location, means of access to the property, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. The internet address for Industry Guide 7 is http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. Insert a small-scale map showing the location and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Saudi Arabian Properties
Al Masane Project, page 7

3. The first paragraph of page 10 discussed the mineral reserve estimates. It is the staff`s position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

Revise the definitions accordingly. In addition, revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on mining a property before a proper feasibility study and economic viability determination has been conducted.

4. Mineral reserves must have been delimited using an economically based "cutoff" grade to segregate reserves from just "mineralization." Disclose the cutoff grade and the analysis used to delimit the tonnage estimates. Also disclose the relevant factors that realistically reflect the mine location, deposit scale, ore continuity, assumed mining methods, metallurgical processes, operational & capital costs, and reasonable metal prices.

5. Unless the company can substantiate significant technical training and/or experience in minerals exploration or mining by members of management, include a risk factor early in the risk factor section that management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry. The decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, the operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. John A. Crichton
Arabian American Development Company
May 5, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE